EXHIBIT 8.1
[MORGAN, LEWIS & BOCKIUS LLP LETTERHEAD]
February 7, 2008
JAG Media Holdings, Inc.
6865 SW 18th Street, Suite B-13
Boca Raton, Florida 33433
Cryptometrics, Inc.
73 Main Street
Tuckahoe, New York 10107
Ladies and Gentlemen:
Pursuant to the Agreement and Plan of Merger dated as of December 27, 2005 by and among JAG Media Holdings, Inc., a Nevada corporation (“Parent”), Cryptometrics Acquisition, Inc. a Delaware corporation (“Merger Sub”), Cryptometrics, Inc., a Delaware corporation (the “Company”) and certain other persons, as amended by the amendments thereto dated January 24, 2007, February 26, 2007, April 2, 2007, April 20, 2007, May 11, 2007, May 18, 2007, June 15, 2007, July 16, 2007, August 16, 2007, November 7, 2007 and February 6, 2008 (as so amended, the “Agreement”), Merger Sub is to merge with and into the Company with the Company surviving (the “Merger”). Capitalized terms not otherwise defined in this opinion have the meanings ascribed to such terms in the Agreement.
You have requested our opinion regarding certain federal income tax consequences of the Merger (together with certain related transactions). As such, and for the purpose of rendering our opinion, we have examined and are relying upon (without any independent investigation or review thereof) the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents (the “Documents”):
1.	The Agreement;

2.	The registration statement of Parent on Form S-4 (No. 333-147883) filed with the Securities and Exchange Commission with respect to the Parent Common Stock to be issued to the shareholders of the Company in connection with the Merger (the “Registration Statement”) and the consent solicitation/prospectus included the Registration Statement (the “Consent Solicitation/Prospectus”);

3.	The representations as to factual matters made to us by Parent in its letter to us dated February 7, 2008 (the “Parent Tax Certificate”);

4.	The representations as to factual matters made to us by the Company in its letter to us dated February 7, 2008 (the “Company Tax Certificate,” and, together with the Parent Tax Certificate, the “Tax Certificates”); and

5.	Such other instruments and documents related to the formation, organization and operation of Parent, Merger Sub, the Company and parties to the Second Step Transaction and to the consummation of the Merger and the Second Step Transaction as we have deemed necessary or appropriate for purposes of our opinion.
For purposes of this opinion, we have assumed, with your permission and without independent investigation, (i) that the Merger will be consummated in the manner contemplated by the Consent Solicitation/Prospectus and in accordance with the provisions of the Agreement without the waiver of any conditions to any party’s obligation to effect the Merger, (ii) that the Second Step Transaction (as defined in the Consent Solicitation/Prospectus) will be consummated in the manner contemplated by the Consent Solicitation/Prospectus and the Tax Certificates, (iii) that original documents (including signatures) are authentic, (iv) that documents submitted to us as copies conform to the original documents, (v) that there has been (or will be by the date of the Merger) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness of those documents, (vi) the accuracy of statements and representations contained in the Documents, (vii) that covenants and warranties set forth in the Documents will be complied with and (viii) that the Merger and the Second Step Transaction will be effective under applicable state law.
Furthermore, as to certain facts material to our opinion, we have relied, with your permission and without independent investigation, upon the accuracy of statements and representations of officers of the Parent and the Company contained in the Tax Certificates and have assumed, with your permission and without independent investigation, that, as to all matters in which a person or entity making a representation has represented that such person or entity or a related party is not a party to, does not have, or is not aware of, any plan, intention, understanding or agreement to take action, there is in fact no plan, intention, understanding or agreement and such action will not be taken.
IRS Circular 230 Disclosure. To ensure compliance with the requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained herein does not deal with a taxpayer’s particular circumstances. Further, it was written in support of the promotion, marketing or recommending of the transaction or matter described herein. This opinion was not intended or written to be used, and cannot be used, for the purpose of avoiding penalties under the Internal Revenue Code. Taxpayers should consult their own tax advisors regarding the tax consequences to them of their own particular circumstances.
Based on the assumptions specified herein and on the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder, and judicial and administrative interpretations thereof, all in effect as of today’s date, it is our opinion that (i) the Merger, together with the Second Step Transaction, will qualify as a reorganization within the meaning of Section 368(a) of the Code, and (ii) that the discussion contained in the Consent Solicitation/Prospectus under the caption “The Merger — Material U.S. Federal Income Tax Consequences of the Merger,” subject to the limitations, qualifications and assumptions described therein, sets forth the material United States federal income tax considerations applicable to the Company’s stockholders in the Merger. As noted in such discussion, notwithstanding the qualification of the Merger as a reorganization, a portion of the Parent Common Stock received in the Merger may be treated for U.S. federal income tax purposes as an amount received in respect of a distribution on Cryptometrics shares.
Our opinion expressed herein is based upon existing law, regulations, administrative pronouncements and judicial authority, all as in effect as of today’s date. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinion expressed herein, if contested, would be sustained by a court. Furthermore, the authorities upon which we rely may be changed at any time, potentially with retroactive effect. No assurances can be given as to the effect of any such changes on the conclusions expressed in this opinion. If any of the facts and assumptions pertinent to the federal income tax treatment of the Merger or the Second Step Transaction specified herein or any of the statements, covenants, representations or warranties contained in the Documents are, or later become, inaccurate, such inaccuracy may adversely affect the conclusions expressed in this opinion. In addition, our opinion is limited to the tax matters specifically covered hereby, and we have not been asked to address, nor have we addressed, any other tax consequences of the Merger or any other transactions.
This opinion is being provided solely for the benefit of Parent, the Company and their respective shareholders as of the date of the Merger and no other person shall be entitled to rely on this opinion.
Very truly yours,
/s/ Morgan, Lewis & Bockius LLP